November 5, 2024

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	NewGenIvf Group Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333-281964) (the “Registration Statement”)

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, on Wednesday, November 6, 2024, or as soon thereafter as may be practicable.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Very truly yours,

ADURO CLEAN TECHNOLOGIES INC.

/s/ Alfred Siu
Alfred Siu
Chief Executive Officer, Chairman, and Director